UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.____)*

FINANCIAL INDUSTRIES CORPORATION
(Name of Issuer)

COMMON STOCK, $0.20 PAR VALUE
(Title of Class of Securities)

317574101
(CUSIP Number)

Leslie J. Croland, P.A.
Edwards Angell Palmer& Dodge LLP
350 East Las Olas Boulevard, Suite1150
Ft. Lauderdale, Florida 33301-4215
(954) 727-2600
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 24, 2007
(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(1)	NAME OF REPORTING PERSON

R. Keith Long
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	(7)	SOLE VOTING POWER
NUMBER OF		17,937
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON		17,937
WITH
	(10)	SHARED DISPOSITIVE POWER
		0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,937
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
(See Instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.17%
(14)	TYPE OF REPORTING PERSON
IN

(1)	NAME OF REPORTING PERSON

Otter Creek Partners I, L. P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

65-0273189
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		217,845
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON		217,845
WITH
	(10)	SHARED DISPOSITIVE POWER
		0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
217,845
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(See Instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.12%
(14)	TYPE OF REPORTING PERSON
PN

(1)	NAME OF REPORTING PERSON

Otter Creek International, Ltd.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

N/A
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	(7)	SOLE VOTING POWER
NUMBER OF		356,592
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON		356,592
WITH
	(10)	SHARED DISPOSITIVE POWER
		0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
356,592
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(See Instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.47%
(14)	TYPE OF REPORTING PERSON
PN

Item 1.  Security and Issuer:

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.20 per share ("Common Stock"), of Financial Industries Corporation, a Texas corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 6500 River Place Boulevard, Building I, Austin, Texas 78730.

Item 2.  Identity and Background.

(a) – (c)
This statement is filed jointly by: (1) R. Keith Long (“Mr. Long”); (2) Otter Creek Partners I, L.P., a Delaware limited partnership ("OCP"); and (3) Otter Creek International, Ltd., a British Virgin Islands international business company ("OCI")  (sometimes collectively referred to herein as the "Reporting Persons").

Otter Creek Management Inc., a Delaware corporation ("OCM"), is the sole general partner of OCP and investment advisor of OCP and OCI.  Mr. Long is the sole director and sole shareholder of OCM.  Mr. Long and Joseph W. O’Neill, Jr. are the executive officers of OCM.  Mr. Long and Oskar P. Lewnowski are the directors of OCI.  Mr. Lewnowski is a principal of Olympia Capital International, Inc., which has executive offices located at Williams House, 20 Reid Street, Hamilton HM 11, Bermuda. The business address of Mr. Long, OCI, OCP and OCM is 222 Lakeview Avenue, Suite 1130, West Palm Beach, FL 33401.

(d)
During the last five years, none of the Reporting Persons, nor any of the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons, nor any of the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	All of the individual Reporting Persons are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

On December 24, 2007, OCP paid $445,868.50 from its working capital to purchase 81,067 shares of Common Stock of the Issuer.

On December 24, 2007, OCI paid $681,180.50 from its working capital to purchase 123,851 shares of Common Stock of the Issuer.

Item 4.  Purpose of Transaction.

The securities of the Issuer acquired by the Reporting Persons on December 24, 2007 were acquired for investment purposes.  None of the Reporting Persons presently has any plans or proposals which relate to or would result in any of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons may, from time to time and at any time, acquire additional securities of the Issuer in open market purchases or through negotiated private purchases.

Item 5.  Interest in Securities of the Issuer.

(a)	The following table sets forth the aggregate number and the percentage of outstanding shares of Common Stock that the Reporting Persons beneficially owned as of December 24, 2007.

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned (2)

R. Keith Long	17,937(1)	0.17%
OCP	217,845	2.12%
OCI	356,592	3.47%
The Reporting Persons, as a group	592,374	5.77%
_______________
(1)
R. Keith Long disclaims beneficial ownership of the shares of Common Stock held by OCP and OCI, except to the extent of his pecuniary interest therein and this statement shall not be deemed an admission that R. Keith Long is the beneficial owner of such shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or any other purpose.

(2)
Based on 10,263,407 shares of Common Stock reported outstanding by the Issuer on the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2007. The percentage is rounded to the nearest 1/100 percent.

(b)	Each Reporting Person has sole voting and dispositive power with respect to the shares of Common Stock set forth in the table above.

(c)	Except as set forth in Item 3 hereof, the Reporting Persons have not effected any transactions in shares of Common Stock during the past 60 days.

(d)	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A.  Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

R. KEITH LONG

/s/ R. Keith Long
R. Keith Long

OTTER CREEK PARTNERS I, L.P.
By:	Otter Creek Management, Inc.,
its general partner

By:	/s/ R. Keith Long
R. Keith Long, President

OTTER CREEK INTERNATIONAL LTD.

By:	/s/ R. Keith Long
R. Keith Long, Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree jointly to prepare and file on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, par value $0.20 per share, of Financial Industries Corporation and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 3rd day of January 2008.

R. KEITH LONG

/s/ R. Keith Long
R. Keith Long

OTTER CREEK PARTNERS I, L.P.
By:	Otter Creek Management, Inc.,
its general partner

By:	/s/ R. Keith Long
R. Keith Long, President

OTTER CREEK INTERNATIONAL LTD.

By:	/s/ R. Keith Long
R. Keith Long, Director